NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

October 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Netcapital Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-273158

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Netcapital Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2023.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Richard Friedman of Sheppard Mullin Richter & Hampton LLP, at (212) 634-3031.

Thank you for your assistance in this matter.

Sincerely,

Netcapital Inc.

/s/ Martin Kay
Martin Kay, Chief Executive Officer